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19008142

Securities and Exchange Commission
Trading and Markets

MAR 04 2019

RECEIVED

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ANNUAL AUDITED REPORT
FORM X-17A-5 *
PART III

SEC FILE NUMBER
8-67540

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Tripoint Global Equities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1450 Broadway, 26th Floor
(No. and Street)

New York	NY	10018
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kris Goldbach (704) 783-6658
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LBB & Associates Ltd., LLP
(Name – *if individual, state last, first, middle name*)

10260 Westheimer Road, Ste 310	Houston	TX	77042
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

RMS

OATH OR AFFIRMATION

I, Mark Elenowitz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Tripoint Global Equities, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KELSEY WEINER
Notary Public, State of New York
Registration #02WE6375607
Qualified in New York County
Commission Expires May 29, 2022

Kelly W 2/28/19

Notary Public

Signature

CEO

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRIPOINT GLOBAL EQUITIES, LLC
Table of Contents

Report of Independent Registered Public Accounting Firm

To the Board of Directors
of Tripoint Global Equities, LLC
Gaithersburg, MD

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Tripoint Global Equities, LLC as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Tripoint Global Equities, LLC as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Tripoint Global Equities, LLC's management. Our responsibility is to express an opinion on Tripoint Global Equities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Tripoint Global Equities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as Tripoint Global Equities, LLC's auditor since 2008.

LBB & Associates Ltd., LLP

LBB & Associates Ltd., LLP
Houston, Texas
February 28, 2019

TRIPOINT GLOBAL EQUITIES, LLC
Statement of Financial Condition
December 31, 2018

ASSETS

Cash	$	217,372
Accounts receivable, net		3,592
Securities owned, at fair value		185,791
Deposits with clearing organizations		10,001
Prepaid expenses and other current assets, net		106,767
Total current assets		523,523
Fixed assets, net		3,827
Total assets	$	527,350

LIABILITIES AND MEMBER'S EQUITY

Liabilities		
Accounts payable and accrued liabilities	$	153,869
Deferred revenues		58,433
Total current liabilities		212,302
Total liabilities		212,302
Commitments and contingencies		
Member's equity		315,048
Total liabilities and member's equity	$	527,350

The accompanying notes are an integral part of the financial statement.

Note A – Organization and Nature of Business

Tripoint Global Equities, LLC (the "Company"), a Maryland limited liability company organized in November 2006, is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of FINRA. The Company conducts business by providing corporate finance consulting that may from time to time include consultation regarding mergers and/or acquisitions. The Company received its FINRA approval for membership on May 21, 2007. The Company's sole member is TPF Holdings, LLC. The Company is exempt from Rule 15c3-3 of the SEC under paragraph (k)(2)(ii) of that rule.

Note B – Summary of Significant Accounting Policies

Statement Presentation

The Statement of Financial Condition is presented in accordance with industry standards.

Revenue and Expense Recognition

Revenue associated with transaction commissions and private placement fees are recognized when the transaction closes and collection is reasonably assured, effectively when cash or financial instruments are received. Consulting income is recognized when the service has been provided and the income is determinable and collectability is reasonably assured.

Revenues associated with investment banking fees are recognized for providing advisory services on strategic matters, including mergers, acquisitions, divestitures, leveraged buyouts, restructurings and similar corporate finance matters. The Company recognizes revenue from investment banking fees when (i) there is persuasive evidence of an arrangement with a client, (ii) fees are fixed or determinable, (iii) the agreed-upon services have been completed and delivered to the client or the transaction or events contemplated in the engagement letter are determined to be substantially completed and (iv) collectability is reasonably assured.

Expenses are recognized as they are incurred.

Cash and Cash Equivalents

The Company considers its investments in financial instruments with original maturities of less than 90 days when issued to be cash equivalents. From time to time, the Company's bank deposits exceed the federally insured limits. No losses have been incurred by the Company relating to these deposits.

Deposits with Clearing Organizations

Deposits with clearing organizations represent cash deposited with central clearing agencies for the purpose of supporting clearing and settlement activities.

Note B – Summary of Significant Accounting Policies (Continued)

Securities

Investments in equity securities and securities warrants are stated at market value and transactions are recorded on the trade date.

Fair Value Measurements of Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, as well as securities and securities warrants. The carrying amount of these financial instruments approximate fair value either due to length of maturity or interest rates that approximate prevailing market rates, unless otherwise disclosed in the statement of financial condition.

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The Company uses Level 1 inputs to measure the fair value of its investments in active market securities. The Company uses Level 2 inputs to measure the fair value of its investments in its warrant and option securities using quoted prices for similar securities.

Note B – Summary of Significant Accounting Policies (Continued)

The following table details the fair value measurements within the three levels of hierarchy of the Company's financial instruments:

	Fair Value at December 31, 2018			
	Total	**Level 1**	**Level 2**	**Level 3**
Common Stocks	$ 185,791	$ 129,037	$ 56,754	$ -
Money Market	-	-	-	-
Warrants	-	-	-	-
Total Securities	$ 185,791	$ 129,037	$ 56,754	$ -

Fixed Assets

Fixed assets are carried at cost. Depreciation is computed using the straight-line method over estimated useful lives of three years.

Income Taxes

The Company is a limited liability company that has elected S corporation status for federal and state income taxes, whereby the members will include the Company's taxable income or loss in her individual income tax returns and, accordingly, the Company will not be required to include provision for income taxes. All income, deductions and credits are distributed directly to two shareholders of the Company's sole member.

As a limited liability company that is treated as a S Corporation for Federal income tax purposes, the Company is subject to New York City General Corporation Tax attributable to its revenues apportioned to the New York City.

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Subsequent Events

The Company has reviewed for subsequent events through February 28, 2019, the date the statement of financial condition was available to be issued.

Note C – Marketable Securities

The Company has classified its investments in equity securities and warrant securities as securities owned, which are reported at fair value and defined as the last closing price for the listed securities. Included in these investments, are marketable securities that consist of publicly-traded equity securities that are available for sale. As of December 31, 2018, the Company had allowable marketable securities totaling approximately $129,037 consisting of common stock in publicly traded companies. In addition, the Company had non-allowable marketable securities of $56,754, consisting of common stock and warrants.

Note D – Net Capital Requirement

The Company is subject to the Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2018, the Company had net capital of $125,385, $75,385 in excess of its minimum required capital of $50,000. The Company's net capital ratio was 1.69 to 1.

Note E – Related Party Transactions

The Company shares office space with Tripoint Capital Advisors, LLC for which it is charged monthly. The owners of TPF Holdings (the parent of TriPoint Global Equities) are both members and shareholders of TriPoint Capital Advisors, LLC.

The company entered into a software license agreement with Horizon Globex to provide software to support our "BANQCrypto" branded ATS security token platform, together with a smartphone mobile user application, which we are currently developing. The owners of TPF Holdings (the parent of TriPoint Global Equities) are both officers and shareholders of Horizon Globex.

Note F – Commitments, Contingencies and Guarantees

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business.

We currently are a defendant in two civil lawsuits, which were filed in the United States District Court Southern District of New York, arising from the Company acting as a placement agent for 875 Holdings and Advanced Entertainment. We reserve for costs related to contingencies when a loss is probable and the amount is reasonably estimable. As of this date, we do not estimate that a loss is probable and have not made a provision any contingent liability for the cases described above.

Note F – Commitments, Contingencies and Guarantees (Continued)

On July 31, 2018, the Firm was named in a FINRA Arbitration matter from a customer who alleges unsuitable investment advice and misrepresentations arising from the Company acting as a placement agent for 875 Holdings and Advanced Entertainment. We reserve for costs related to contingencies when a loss is probable and the amount is reasonably estimable. As of this date, we do not estimate that a loss is probable and have not made a provision any contingent liability for the cases described above.

On September 7, 2018, the Firm was named in a complaint by FINRA's Department of Enforcement (DOE) that alleged that the firm failed to establish and implement a reasonable AML Program in violation of FINRA Rules 3310(A) AND 2010. The complaint also alleges that the Firm failed to comply with the registration requirements of Section 5 of the Securities Act of 1933 (the "Act") in connection with the re-sale of shares of two penny stock issuers that generated proceeds of approximately $73,500 (for the customer) and commissions of approximately $3,600 (for the Firm) and thereby violated FINRA Rule 2010. The complaint further alleges that the Firm failed to establish and maintain a supervisory system reasonably designed to achieve compliance with the registration requirements of Section 5 of the Act for re-sales of restricted securities and thereby violated NASD Rule 3010(A) and FINRA Rules 3110(A) and 2010.

Currently, the Company is in the process of negotiating a settlement agreement with FINRA. As discussions are ongoing with FINRA, we cannot make a reasonable estimate of the amount of loss and have not made a provision for the contingent liability.

On October 30, 2018, we settled one civil lawsuit which was filed in the United States District Court Southern District of New York, arising from the Company acting as a placement agent for 875 Holdings and Advanced Entertainment. The Firm believes that the Plaintiffs' allegations were wholly without merit. The Firm made a determination to settle the lawsuit based on the business judgment of management to avoid the costs of continued litigation. The Firm settled the lawsuit without admitting any fault or liability.